Exhibit 99.5

VANC Pharmaceuticals Recognized as the Top Clean Technology &

Life Sciences Company on the 2016 TSX Venture 50™

January 25, 2015 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, is pleased to announce that it has been recognized in the 2016 TSX Venture 50 as the top performing Clean Technology & Life Sciences Company.  The Company ranked number one in the sector.

“We are honored to be recognized by the TSX Venture given the competitive environment occupied by innovative companies,” said Mr. Arun Nayyar, CEO of Vanc.  “I am proud of what our team at VANC has been able to accomplish over the past two years and we look forward to sharing further progress in 2016.”

About TSX Venture 50™

The 2016 TSX Venture 50™ is a ranking of strong performers on TSX Venture Exchange.  These companies have shown results in key measures of market performance.  The ranking is comprised of 10 companies from each of the five industry sectors, and they were selected based on three equally weighted criteria: market capitalization growth, share price appreciation and trading volume.  On average, these companies have delivered a return of 77% in 2015.  The shares of these companies also enjoy a liquid market, with a total of 3.0 billion shares trading over the course of 2015.

On behalf of:

VANC Pharmaceuticals Inc.

Arun Nayyar

CEO

anayyar@vancpharm.com

For further information, please contact CORE Capital Partners Inc., Ph: 604-566-9233.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.